                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.

FindWhat.com                                                        News Release
--------------------------------------------------------------------------------
Company Contact:
Karen Yagnesak
239-561-7229
KarenY@FindWhat.com

              FINDWHAT.COM ANNOUNCES RECORD FOURTH QUARTER RESULTS
              - EPS OF $0.15; REVENUE INCREASES 57% VERSUS Q4 2002;
                        COMPANY ANNOUNCES 2004 GUIDANCE -

FORT MYERS, FL - FEBRUARY 9, 2004 - FINDWHAT.COM (NASDAQ: FWHT), a leading developer and provider of performance-based marketing and commerce enabling services for online businesses, today reported record financial results for the three months and the year ended December 31, 2003. Highlights include:

         o Revenue in Q4 2003 increased 57% versus Q4 2002, and was more than $700,000 ahead of the Company's previously-announced guidance. FindWhat.com has increased revenue sequentially for 17 consecutive quarters.

         o In Q4 2003, FindWhat.com generated pre-tax diluted EPS of $0.24, exceeding the Company's previously-announced guidance of $0.23. The Company has increased pre-tax income sequentially for 11 consecutive quarters.

         o Cash and cash equivalents at December 31, 2003 exceeded $59.2 million. FindWhat.com has no long-term debt.

FindWhat.com reported record revenue in Q4 2003 of $21.0 million, an increase of 57% versus Q4 2002 revenue of $13.4 million. For the year ended December 31, 2003, FindWhat.com reported record revenue of $72.2 million, a 69% increase over full year 2002 revenue of $42.8 million.

FindWhat.com reported net income in Q4 2003 of $3.5 million, or $0.15 per diluted share, which reflected an effective tax rate of 38%. In Q4 2002, net income was $2.7 million, or $0.14 per diluted share, which reflected an effective tax rate of 28%. For the year ended December 31, 2003, FindWhat.com reported net income of $11.8 million, or $0.53 per diluted share, which reflected an effective tax rate of 38%. For the year ended December 31, 2002, FindWhat.com's net income was $10.7 million, or $0.56 per diluted share, which reflected an effective tax rate of just 3%, primarily due to the utilization of net operating losses during 2002.

Given the changes in FindWhat.com's effective tax rate over the last eight quarters, and in order to provide meaningful comparisons with prior periods, the Company notes that pre-tax income in Q4 2003 was a record $5.6 million, or $0.24 per diluted share, an increase of 50% versus Q4 2002 pre-tax income of $3.7 million, or $0.19 per diluted share. For the year ended December 31, 2003, FindWhat.com reported record pre-tax income of $18.9 million, or $0.85 per diluted share, an increase of 70% versus pre-tax income of $11.1 million, or $0.58 per diluted share, for the year ended December 31, 2002.

Craig Pisaris-Henderson, chairman and chief executive officer of FindWhat.com, said, "2003 was a pivotal year for FindWhat.com, as we aggressively expanded our capabilities and began to announce initiatives that more clearly articulate our ambitions. We currently are pursuing a three-pronged growth strategy: 1) continue to build our core U.S. business, the FindWhat.com Network; 2) further leverage our expertise and experience by offering our private label service to industry leaders throughout the world to prove that our model is not only highly scalable, but also applicable for partners in both local and international markets, no matter how large they are and what language they speak; 3) expand beyond marketing services to offer online businesses a broader suite of products, such as merchant services through our acquisition of Miva. I am also pleased to report our team continues to grow at a rate necessary to support our strategic initiatives, from 115 people at the beginning of 2003 to 182 at the start of 2004, which includes 21 very talented individuals in San Diego from our acquisition of Miva. The continued success of FindWhat.com rests on the 100% effort and enthusiasm generated by this extraordinary group. In 2004, we intend to continue our strategy to expand into complementary products and services through additional acquisitions or alliances with the best-of-the-best in their respective industries and/or geographies."

UPDATE ON PENDING INITIATIVES

Today, FindWhat.com announced the signing of an amended merger agreement with Espotting Media, Inc., Europe's "Best Paid Placement Service" according to Search Engine Watch Awards. More information about the proposed merger is available in a press release posted on FindWhat.com's website, at http://www.findwhat.com/content/about/news/current.asp.

On January 5, 2004, FindWhat.com announced the completion of its acquisition of Miva(R) Corporation, a leading supplier of e-commerce software and services to small and medium-sized businesses. FindWhat.com acquired Miva for approximately $8.0 million, with Miva shareholders receiving approximately $2.7 million in cash and approximately 165,000 shares of FindWhat.com common stock, while FindWhat.com assumed approximately $2.5 million in Miva liabilities.

On September 25, 2003, FindWhat.com announced the signing of a relationship with Mitsui to offer paid listings in Japan, and on December 3, 2003, FindWhat.com announced the signing of a private label deal to provide performance-based online yellow pages advertising in the U.S. FindWhat.com continues to work closely with its partners on the launch of these new services, and believes both initiatives will begin to generate revenue in the next few months.

2004 GUIDANCE

FindWhat.com currently expects full year 2004 revenue of approximately $95.0 million, representing a 32% increase over full year 2003 revenue of $72.2 million.

For the full year 2004 FindWhat.com anticipates approximately $15.0 million in net income, or $0.60 per diluted share, which assumes approximately 25.0 million diluted shares outstanding.

FindWhat.com's current 2004 quarterly projected revenue, EBITDA, and EPS, which include Miva but do not include the results of any other possible acquisitions such as Espotting, are listed below.

2004 REVENUE
Q1 2004 estimated: $22.0 million
Q2 2004 estimated: $23.4 million
Q3 2004 estimated: $23.6 million
Q4 2004 estimated: $26.0 million
Total 2004 estimated: $95.0 million

2004 EBITDA

Q1 2004 estimated: $5.8 million

Q2 2004 estimated: $6.8 million
Q3 2004 estimated: $6.9 million
Q4 2004 estimated: $7.9 million
Total 2004 estimated: $27.4 million

2004 DILUTED EARNINGS PER SHARE*

Q1 2004 estimated: $0.13 (assumes 24.3 million diluted shares outstanding)
Q2 2004 estimated: $0.15 (assumes 24.7 million diluted shares outstanding)
Q3 2004 estimated: $0.15 (assumes 25.2 million diluted shares outstanding)
Q4 2004 estimated: $0.17 (assumes 25.6 million diluted shares outstanding) Total 2004 estimated: $0.60 (assumes 25.0 million diluted shares outstanding)

*Assumes an effective tax rate of 40%.

FindWhat.com provides estimates for EBITDA because in 2004, for the first time in its history, FindWhat.com will have non-cash amortization expense related to intangible assets established in the purchase accounting of mergers and acquisitions. FindWhat.com defines EBITDA as net income before interest, income taxes, depreciation, and amortization, and believes it can provide a useful measure to judge the Company's operating performance without non-cash charges. FindWhat.com uses EBITDA as an internal barometer of its business, but does not believe its use lessens the importance of GAAP measures.

As of December 31, 2003, FindWhat.com had capitalized approximately $2.1 million in transaction costs associated with its announced merger agreement with Espotting. Upon the successful closing of the merger, these and any additional deal costs would be considered part of the total transaction cost for accounting purposes; however, in the event the merger agreement is terminated, these and any additional expenses would be written off as a one-time expense when terminated. As noted above, FindWhat.com's current 2004 projections do not reflect either the completion or termination of the proposed merger.

MANAGEMENT COMMENTS

Chief operating officer and chief financial officer Phillip Thune said, "We were pleased with our strong finish to 2003, which was aided by an impressive seasonal lift in Q4. In Q1 2004, we hope to build on the Q4 revenue performance of our FindWhat.com Network and private label businesses, while beginning the integration of Miva, which forms the core of our new merchant services division. We believe we can capitalize on the assets of Miva as the year progresses to improve our combined offerings to small and medium sized enterprise (SMEs), creating an intuitive service that both finds prospects for our managed advertisers and helps those businesses convert those prospects into sales. At the same time, we continue to project year-over-year increases in EBITDA and EPS for each quarter in 2004, even after significant investments we plan to make in pursuing new initiatives. Other factors considered in our 2004 EPS estimates include a) our projection of approximately 3.0 million more weighted average diluted shares outstanding versus 2003, b) an increase in our effective tax rate from 38% in 2003 to 40% in 2004 as certain remaining tax benefits were fully utilized in 2003, and c) the addition of lower margin revenue from Miva, including approximately $400,000 in non-cash amortization expense. Our projections include relatively low contributions to EBITDA and EPS from some of our recently announced strategic initiatives, and no contributions from those currently being considered which have not, and may never, reach closure. In summary, we continue to keep a sharp focus on increasing our bottom line, while both taking advantage of what we believe is an opportune window to aggressively pursue new opportunities, but taking a conservative view of the impact from any initiatives that have yet to be launched."

COMPANY SERVICES

FindWhat.com is focused on providing smart, efficient, and productive services to online business--with the intent of helping clients of all sizes throughout the business lifecycle--not only finding prospects for our clients, but getting those prospects to become paying customers that keep coming back.

To accomplish this full circle e-commerce offering, the Company currently provides three primary, proprietary services: the FindWhat.com Network(TM), a keyword-targeted advertisement service that distributes millions of advertisements throughout the Internet each day; a private label service, which offers large companies the opportunity to brand and sell their own performance-based, keyword-targeted advertising service using FindWhat.com's turn-key operation, or parts thereof; and merchant services, a set of commerce enabling products and services that help online businesses capitalize on opportunities unique to transacting business on the Internet, including Miva Merchant(TM), a world-class e-commerce development system that a merchant can use to create a complete online store within its existing website.

FindWhat.com's performance-based marketing services operate on a bid-for-position, pay-per-click model, where advertisers only pay for an Internet user who clicks through to their sites. Historically, advertising, including most online advertising, has been impression-based, meaning that advertisers are charged based on the number of viewers, listeners, readers, or users who are potentially exposed to their ad, with no guarantee that the ad was seen, heard, or read. With the inherent accountability of the Internet, and the decreasing attention paid to banner ads, online advertisers are increasingly demanding performance-based advertising alternatives. According to the Interactive Advertising Bureau, 33% of all online advertising spending in the first six months of 2003 was priced on a straight performance basis, up from 15% in the same period of 2002.

These performance-based keyword-targeted advertising services create online marketplaces that connect the businesses and consumers (prospects) that are most likely to purchase specific goods and services to the entities (advertisers) that provide those goods and services. Advertisers create advertisements, which are comprised of titles, descriptions, URLs, and relevant keywords (or keyword phrases). For each keyword, the advertisers determine what price they are willing to pay for a qualified click-through. The pricing process is an open, automated, bid-for-position system. The highest bidder for a particular keyword (or phrase) receives the first place position, with all other bidders on that same keyword (or phrase) listed in descending bid order. Through the Account Management Center at FindWhat.com, or similar centers created for the keyword-targeted paid listings services of third-parties which are powered by FindWhat.com, advertisers can sign-up and manage their accounts themselves, 24 hours a day, seven days a week. They can control and track their bids, the placement of their keyword ads, their total expenditures, their cost per visitor, and their return on investment, all in a real-time environment. As a result, they can easily determine and work to improve the value they derive from FindWhat.com's services. Editors review every keyword to ensure that the ad is appropriate for that advertiser's website. This methodology produces extremely relevant results for e-commerce oriented searches, and drives highly qualified traffic to FindWhat.com's managed advertisers.

FindWhat.com's merchant services division addresses the unique needs of e-commerce, especially for small to mid-sized companies who typically do not have the volume of resources available to maximize their online offering, both in converting website traffic to paying customers, and in developing and growing loyalty among their online customers. Through the Miva Merchant(TM) Storefront Development System, not only do merchants get a world-class e-commerce development system, they also have access to the most comprehensive set of functionality and controls, including catalog management, inventory tracking, data import/export, affiliate programs, customer account management, pricing/availability groups, and order encryption--all important variables to ensure the online buying process is smart, efficient, and productive for buyer and seller alike, and critical to ensure buyers come back again and again.

MANAGEMENT CONFERENCE CALL

Chairman/CEO Craig Pisaris-Henderson, COO/CFO Phillip Thune, and vice president of finance Brenda Agius will participate in a conference call to discuss the results and the outlook for the Company. The call will take place on February 9, 2004 at approximately 5:00 p.m. Eastern Time, and will be simulcast on the Internet at:

http://www.vcall.com/CEPage.asp?ID=85539

A replay of the conference call will be available at the same URL, and on the Company's website at http://www.findwhat.com/content/about/news/webcast.asp, for 90 days after the call.

ABOUT FINDWHAT.COM(R)

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help online businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service to directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. In addition, FindWhat.com operates a merchant services division which includes Miva., a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

DISCLAIMER

This press release is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com will be filing relevant documents concerning its proposed acquisition of Espotting with the Securities and Exchange Commission, including a Registration Statement on Form S-4 containing a prospectus/proxy statement. FindWhat.com urges investors to read these documents because they will contain important information. Investors will be able to obtain the prospectus/proxy statement and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing is made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907, Tel: (239) 561-7245,
Attn: Phillip Thune.

FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the Company's Proxy Statement for the Annual Meeting of Stockholders held on December 15, 2003, filed with the Commission on October 29, 2003. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

FORWARD LOOKING STATEMENTS

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, without limitation, statements addressing future financial and operating results; statements regarding growth strategies; statements relating to the expected financial performance of recent initiatives; and statements regarding integration of Miva's business. In addition, past performance cannot be relied on as a guide to future performance.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict anticipated revenues and expenses were not accurate; potential that demand for our services will not continue to increase; the risk that we will not be able to continue to enter into new online marketing relationships to drive qualified traffic to our advertisers; risks associated with our ability to compete with competitors and increased competition for distribution partners; political and global economic risks attendant to our business; other economic, business, and competitive factors generally affecting our business; the risk that operation of our business model infringes upon intellectual property rights held by others; our reliance on distribution partners for revenue generating traffic; risk that our merger with Espotting will not be consummated; difficulties executing integration strategies or achieving planned synergies with Miva and other acquired businesses. Readers also should note that the forward-looking statements may be impacted by several additional factors, including the failure of our existing infrastructure to adequately support our private label initiative; the failure of our private label partners to successfully create and manage paid listings networks; risk that the development and implementation of foreign language versions of our technology will be delayed or not completed when expected; risk that development, implementation and integration costs associated with our private label services will be higher than anticipated; and the inability of our private label partners to leverage off of their existing client base and potential distribution partners.

NON-GAAP FINANCIAL MEASURES

Additionally, this press release includes discussion of financial measures "EBITDA" and "Pre-tax Income per Share (also called Earnings per Share Before Provision for Income Taxes)." These measures are defined as non-GAAP financial measures by the Securities and Exchange Commission and may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles. See Reconciliation of Earnings Per Share Before Provision for Income Taxes to Income per Share included in this press release for further information regarding this non-GAAP financial measure.

(R) REGISTERED TRADEMARKS OF FINDWHAT.COM
(TM) TRADEMARKS OF FINDWHAT.COM

                           FindWhat.com and Subsidiary
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                        (in thousands, except par values)
                                   (unaudited)

                                                        FOR THE THREE MONTHS ENDED        FOR THE TWELVE MONTHS ENDED
                                                               DECEMBER 31,                        DECEMBER 31,
                                                       -----------------------------     -----------------------------
                                                           2003             2002             2003             2002
                                                       ------------     ------------     ------------     ------------

Revenues                                               $     21,019     $     13,397     $     72,221     $     42,805
                                                       ------------     ------------     ------------     ------------
Operating expenses
     Search serving                                             756              509            2,802            1,925
     Marketing, sales and service                            11,681            7,413           40,963           23,597
     General and administrative                               2,733            1,643            8,604
                                                                                                                 5,797
     Product development                                        426              193            1,520              589
                                                       ------------     ------------     ------------     ------------
       Total operating expenses                              15,596            9,758           53,889           31,908
                                                       ------------     ------------     ------------     ------------
Income from operations                                        5,423            3,639           18,332           10,897

Other income
     Interest income, net                                       164               73              532              210
                                                       ------------     ------------     ------------     ------------
Income before provision for income taxes                      5,587            3,712           18,864           11,107

Income tax expense                                            2,046            1,039            7,106              371
                                                       ------------     ------------     ------------     ------------
Net income                                             $      3,541     $      2,673     $     11,758     $     10,736
                                                       ============     ============     ============     ============
Income per share
         Basic                                         $       0.17     $       0.16     $       0.59     $       0.63
                                                       ============     ============     ============     ============
         Diluted                                       $       0.15     $       0.14     $       0.53     $       0.56
                                                       ============     ============     ============     ============
Weighted-average number of common
     shares outstanding
         Basic                                               21,409           17,223           19,867           17,021
                                                       ============     ============     ============     ============
         Diluted                                             23,693           19,272           22,076           19,130
                                                       ============     ============     ============     ============

Additional Information:

Income before provision for income taxes per
       share
         Basic                                         $       0.26     $       0.22     $       0.95     $       0.65
                                                       ============     ============     ============     ============
         Diluted                                       $       0.24     $       0.19     $       0.85     $       0.58
                                                       ============     ============     ============     ============


     Reconciliation of Earnings Per Share Before Provision For Income Taxes
                               to Income per Share

                                                        FOR THE THREE MONTHS ENDED        FOR THE TWELVE MONTHS ENDED
                                                              DECEMBER 31,                        DECEMBER 31,
                                                       -----------------------------     -----------------------------
                                                           2003             2002             2003             2002
                                                       ------------     ------------     ------------     ------------

Basic:
   Income before provision for income taxes per share  $       0.26     $       0.22     $       0.95     $       0.65
   Income tax expense per share                               (0.09)           (0.06)           (0.36)           (0.02)
                                                       ------------     ------------     ------------     ------------
   Income per share                                    $       0.17     $       0.16     $       0.59     $       0.63
                                                       ============     ============     ============     ============

Diluted:
   Income before provision for income taxes per share  $       0.24     $       0.19     $       0.85     $       0.58
   Income tax expense per share                               (0.09)           (0.05)           (0.32)           (0.02)
                                                       ------------     ------------     ------------     ------------
   Income per share                                    $       0.15     $       0.14     $       0.53     $       0.56
                                                       ------------     ------------     ------------     ------------

                           FindWhat.com and Subsidiary
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par values)

                                                                                       DECEMBER 31,
                                       ASSETS                                              2003          DECEMBER 31,
                                                                                       (unaudited)           2002
                                                                                       ------------      ------------

CURRENT ASSETS
      Cash and cash equivalents                                                        $     59,210      $     17,982
      Short-term investments                                                                     --             3,157
      Accounts receivable, less allowance for doubtful accounts of $223 and $95 at December 31, 2003, and December 31, 2002,
           respectively                                                                       5,051             1,920
      Deferred tax asset                                                                        180               446
      Notes receivable                                                                        2,054                --
      Prepaid expenses and other current assets                                               3,312               519
                                                                                       ------------      ------------
           Total current assets                                                              69,807            24,024
EQUIPMENT AND FURNITURE - NET                                                                 4,695             3,121
OTHER ASSETS:                                                                                   156               167
                                                                                       ------------      ------------
           Total assets                                                                $     74,658      $     27,312
                                                                                       ============      ============

              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued expenses                                            $      7,770      $      3,809
      Current portion of capital lease obligations                                               --                 4
      Deferred revenue                                                                        1,866             1,243
      Other current liabilities                                                                  --                80
                                                                                       ------------      ------------
           Total current liabilities                                                          9,636             5,136
OTHER LIABILITIES                                                                               715                 8
                                                                                       ------------      ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
      Preferred stock, $.001 par value; authorized,
           500 shares; none issued and outstanding                                               --                --
      Common stock, $.001 par value; authorized, 50,000 shares; 21,428 and
           18,177, respectively, issued; and 21,421 and
           18,170, respectively, outstanding                                                     21                18
      Additional paid-in capital                                                             52,884            22,506
      Treasury stock; 7 shares, at cost                                                         (82)              (82)
      Accumulated earnings (deficit)                                                         11,484              (274)
                                                                                       ------------      ------------
           Total stockholders' equity                                                        64,307            22,168
                                                                                       ------------      ------------
           Total liabilities and stockholders' equity                                  $     74,658      $     27,312
                                                                                       ------------      ------------